UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 09, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	AGM Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 09, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

9 May 2024

Barclays PLC

AGM Statements

Chairman's 2024 AGM statement

Welcome to Glasgow and to Barclays' first AGM in Scotland, and our second outside London.

We deliberately try to hold our AGM outside of London every few years, particularly in locations where we have large numbers of colleagues, to ensure wide and diverse engagement.

Glasgow occupies a special place in the Barclays Group - we currently employ over 6,000 colleagues at our nearby state-of-the art campus, and look forward to welcoming still more colleagues to Barclays with our announced acquisition of Tesco Bank, based in Scotland.

This year we are again holding the AGM as a hybrid meeting. Whether you are here in person, or joining electronically, the AGM provides a useful opportunity for engagement, and in that spirit we hope for a constructive dialogue today.

As we gather, the global background continues to be unpredictable. 2023 was marked by macroeconomic and geopolitical instability, affecting our customers, clients and communities in disparate ways.

This backdrop increased the premium for banks' stability and reliability. Our stable franchise enabled us to remain resilient, and to continue to support all our stakeholders.

Our progress is shown in our 2023 financial performance. We delivered an underlying Return on Tangible Equity of 10.6%, enabling capital distributions of c£3.0bn. This means that since 2019 we have returned c.£9bn in dividends and buybacks to our shareholders, representing a share count reduction of 13%.

You will know from our Investor Update, which took place alongside our financial results in February, that Barclays has been on a journey to a more sustainable and satisfactory performance. We recognise there is more to do to further improve our returns and valuation.

Venkat will be speaking shortly and will briefly recap our three-year plan to deliver higher returns, but the important point here is that the Board and the management team are now very focused on execution.

As we move through 2024, we must deliver against our objectives and demonstrate to you, our shareholders, that we can improve our operational and financial performance and deliver more value.

If we deliver against our plan, the improvement in our performance should be recognised by the market and our share price should upgrade accordingly. Venkat will talk more about the positive momentum in 2024 to date.

A key part of this will be our continued endeavour to achieve a standard of consistent excellence in all that Barclays does. By the end of the year dedicated consistently excellent training will have been rolled out to all Barclays colleagues. Only by demonstrating ongoing operational rigour can we continue to instil confidence and credibility in our plan.

As we execute against our strategy we will continue to draw closely on our Purpose. We recently redefined our Purpose to 'working together for a better financial future'. This expresses how we work across Barclays to lift up our customers, clients and communities, helping them achieve their aspirations.

It is particularly fitting to update you on our Climate Strategy as we hold the AGM here in Glasgow, which is the home of our flagship site for sustainability. Not only are all of the Glasgow campus buildings powered by renewable energy, it will also be the first of our sites to achieve zero waste by 2025.

Climate change is a critical and complex challenge, and addressing it is a priority for Barclays. We are supporting the transition to a low-carbon economy in three key ways.

First, we are doing a significant amount to finance the transition. We have a $1 trillion target of green, sustainable and transition finance by 2030, and are using our capital and expertise to power clean infrastructure projects across the world, and to scale-up innovative climate technologies.

The second positive thing we are doing is focusing our capital and resources on diversified energy companies actively engaged in the transition. The IEA's net zero assessment shows fossil fuels are necessary to meet short-term demand, and so we are taking a balanced and thoughtful approach to securing a future energy system that is clean, reliable and affordable. Our newly established Energy Transition Group is dedicated to supporting our clients navigate this change, and in 2023 we reviewed transition plans for over 1250 clients in high-emitting sectors.

Third, we are making progress on delivering our climate strategy, which is helping reduce our operational and financed emissions. We have a number of science-based policies and targets, which we review regularly, including our recent announcement to stop project finance or direct finance to energy clients for new upstream oil and gas projects.

That our financed emissions from upstream energy (coal, oil and gas extraction and production) fell by 44% between 2020 and the end of 2023, is testimony to the impact of our policies and targets to how we allocate our capital.

I will close by thanking all of my Barclays colleagues for their contributions this last year. Among those colleagues I am pleased to welcome Sir John Kingman who joined the Board in June 2023 as a Non-Executive Director, and Chair of Barclays UK. His appointment is proposed to this AGM. Sir John has a deep background in financial services, and we welcome the wealth of experience he can bring to the organisation.

Thank you for listening. I will now hand over to Venkat.

Chief Executive's 2024 AGM statement

Thank you, Nigel, and a warm welcome to all of our shareholders.

Our ambition for Barclays is to be the UK-centred leader in global finance. Our UK businesses are the heart of our franchise. They include our UK consumer bank, Barclays UK, our UK Corporate bank and our Private Bank and Wealth Management business.

These businesses constitute a complete banking presence in our UK home market. They enable our customers and clients to manage their finances, borrow to buy their homes, build their businesses, and achieve their aspirations.

Barclays Investment Bank provides UK and international corporations and investors with access to global capital. It is the leading markets and banking business headquartered outside the United States, has deep client relationships and operates with sophistication and expertise across international financial markets.

And in the US, we have built a partnership credit card business, serving the 20 million customers of 20 large blue-chip corporate clients.

We are a diversified bank, and there are important synergies between our businesses that contribute to our sustainable success.

Alongside our multinational footprint, we have remained a well-capitalised institution, with a CET1 capital ratio at 13.8% in 2023, close to the top of our range of 13-14%, and we are very liquid.

And since 2021, we have delivered consistent underlying returns above 10%1, in changing operating environments.

(1 FY 2023 RoTE excludes Q423 structural cost actions.)

Our financial performance in 2023 demonstrates these strong foundations. We delivered a Return on Tangible Equity of 10.6%, profit before tax of £6.6bn, and Earnings per share of 32.4p, excluding the structural cost actions which we took in 2023.

I want to use the opportunity today however to focus on the direction we are taking going forward.

At our Investor Update in February 2024, I outlined my ambition for Barclays to be a strongly returning, highly valued bank, centred in the UK, and producing higher shareholder returns.

We detailed a three-year plan to improve our performance and deliver further value for our shareholders. Our plan has three important goals. First, to grow our returns, with a target to deliver a greater than 12% RoTE by 2026.

Second, to return at least £10bn of capital2, via buybacks and dividends, to our shareholders, again between now and 2026. For context, that number in 2023 was £3bn.

(2 This multiyear plan is subject to Supervisory and Board approval, anticipated financial performance and our published CET1 ratio target range of 13-14%.)

Third is to rebalance the bank, reducing the proportion of Risk Weighted Assets allocated to the Investment Bank to 50% over the next three years. We will also invest around £30bn of Risk Weighted Assets in our higher-returning UK consumer businesses.

Nigel touched on the number and scale of unexpected events in the global economy through 2023. This more uncertain market and political environment has important implications for a global institution like Barclays, and for our customers and clients.

Importantly, we have remained committed to doing all the things we should be doing to serve our clients and communities and to enable their better financial future.

In this increasingly polarised world, our home in the UK is a pillar of strength. The UK has been Barclays' home for 330 years. London is a leading global financial centre and notably, in an election year, there is comparative harmony between both major political parties, particularly with regards to their respective approaches to investment and growth. Hence today, more than ever, we believe that the UK is an ideal place in which to do business and from which to do business.

Few places illustrate the strength of our commitment to the UK better than Glasgow. We have increased the number of jobs in Glasgow by over 90% in the last four years, and are proud of our world class campus here.

Your management team has spent the last few months engaging with investors on our three-year plan. I am pleased to report that these conversations have gone very well.

Our share price is up around 40% since the start of 2024 and this is early evidence that our plan for Barclays is earning support.

But explaining our plan is only the first step in our three-year journey. The next steps are all about disciplined execution. Quarter after quarter we need to demonstrate that we are focused on and committed to our plan and the goals of growth, capital return and rebalancing the business.

We are half way into the second quarter of 2024, and I am pleased with how we are executing our plan across the bank. Our RoTE for the first quarter was 12.3%, in line with the targets which we set out.

Let me share some divisional highlights to bring our disciplined focus to life.

We announced the acquisition of Tesco Bank's retail banking business also based here, in Glasgow and Edinburgh. We expect it to complete in the fourth quarter of this year. This strategic partnership with the UK's largest retailer will help accelerate our planned growth in unsecured lending here in our UK home market.

We also want to build on the strength of our UK Corporate Bank, which has relationships with 25% of UK corporates. We are at a very early stage of our plan, but our pipeline is looking up since the start of this year, in line with our goal to expand our share in lending.

In Private Bank & Wealth Management we recently announced new simplified pricing for our Smart Investor Product to make it more competitive and position us for future growth.

In March, the US Corporate Bank launched the first-ever consumer credit card for Breeze Airways, a new and fast-growing airline in the US. This further extended our reach in the world's largest credit card market.

In the Investment Bank, we are at the start of a journey to improving our performance. While there is a long road ahead, I am pleased with pockets of early success, including our recently established Energy Transition Group which has announced nine M&A transactions since late December. This shows their active advisory role in one of our focus sectors.

To support our journey to higher returns, we must also operate our bank, and each of our businesses, extremely well. I have spoken before about managing the bank in a consistently excellent way, this continues to be a critically important endeavour to achieve our plan.

So, you will have hopefully got the impression that we are relentlessly focused on executing our strategy to deliver enhanced shareholder value. The pathway to delivering higher, sustainable returns will be long, but we are patient and committed to achieving the targets which we have set out.

Finally, the foundation of our success rests with our people. I am grateful to all our colleagues for their continued and ongoing dedication to serving our customers, and driving our success. Equally, I thank you, our shareholders, for your trust and faith in the company and our operational and financial strategy.

Thank you.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina	Jonathan Tracey
+44 (0) 20 7116 2526	+44 (0)20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Forward-looking statements
This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements are based on the current beliefs and expectations of Barclays' directors, officers and employees and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact the Barclays Group's future financial condition and performance are identified in Barclays PLC's filings with the US Securities and Exchange Commission ("SEC") (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the fiscal year ended 31 December 2023, which is available on the SEC's website at www.sec.gov). Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, Barclays undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.